Mail Stop 7010

      April 4, 2006


Mr. Bradley J. Bell
Executive Vice President and Chief Financial Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563-1198

	RE: 	Form 10-K for the Fiscal Year ended December 31, 2005
                    	File No. 333-119231

Dear Mr. Bell:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 31
2. Please discuss and analyze with quantification the business reasons for the changes between periods in your segments based on "direct contribution" given that you evaluate the performance of your segments based on "direct contribution". Please also discuss with quantification the business reasons for the changes between periods in the administrative expenses line item shown in the reconciliation table of the segment footnote.

Financial Statements
3. Please disclose the types of expenses that you include in the cost
of product sold line item and the types of expenses that you include
in the selling, administrative and research expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs,
internal transfer costs, and the other costs of your distribution network in the cost of product sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs
from cost of product sold, please disclose:
?	in a footnote the line items that these excluded costs are
included in and the amounts included in each line item for each period presented, and
?	in MD&A that your gross profit margins may not be comparable to
those of other entities, since some entities include all of the costs related to their distribution network in cost of product sold and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, administrative and research expenses.

Consolidated and Combined Statements of Operations, page 58
4. Under Business you disclosed that you have the broadest product portfolio in your industry and on pages 5 through 13 you disclosed the various products and services that you offer. If sales from products or services represent more than 10% of sales, please separately state these sales and cost of sales in the Consolidated Statements of Earnings in accordance with Rule 5-03(b)(1) and (2) of
Regulation S-X.








Consolidated and Combined Statements of Cash Flows, page 61
5. You disclosed business purchases and sales on a net basis in your statements of cash flows. Please present the cash receipts and cash disbursements associated with the sale and purchase of businesses on a gross basis in accordance with paragraph 11 of SFAS 95.
6. You disclosed on page 71 that you repurchased $100.7 million in receivables previously sold in October 2003. Please tell us if you treated this repurchase as an operating cash outflow or an investing cash outflow and your basis under generally accepted accounting principles for your treatment. Please also tell us whether subsequent collections on the receivables repurchased were classified as operating or investing cash inflows and quantify the amounts recorded in each period. Please explain your basis for that classification as well.

Note 2 - Basis of Presentation, page 62
7. You revised the estimated useful life of the customer relationship intangible asset from 10 years to 16 years based on updated information from independent appraisers. Please describe the updated information that you received from the appraisers. Please also tell us the factors that you considered in assuming a 16 year useful life for the customer relationship intangible asset. Specifically address the factors that lead you to believe that the customer relationships will generate cash flows over their 16 year useful life and that any contracts are renewable without substantial costs. Please refer to
SFAS 141, EITF 02-17 and EITF 03-09. In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer group acquired throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop. Please refer to paragraphs
12-14 of SFAS 142.
8. You disclosed that you valued the patents and developed technology acquired using the relief of royalty approach based on the royalty that you would be willing to pay to a third party for certain rights.
Please demonstrate to us that the relief of royalty method used reflects the full value of ownership of the patents and developed technology and not just the value to a licensee paying a royalty for certain rights. Please also demonstrate that the value allocated to these assets was based on what a market participant would be willing to pay for the royalty as opposed to what you would be willing to pay as a royalty. Please refer to SFAS 141.
9. You made references to the use of independent appraisers to obtain valuations for property, plant and equipment and customer relationships intangibles. You also made references to the use of independent actuaries to determine your projected benefit obligation and other post-retirement obligations. Please disclose in the filing the names of the independent appraisers and actuaries.
10. Please disclose the effect on net earnings (loss) and the related per share amounts due to the change in estimate in the useful life of your customer relationship intangibles in accordance with paragraph
33 of APB 20 and paragraph 22 of SFAS 154.

Note 3 - Summary of Significant Accounting Policies, page 67

Inventory Valuation, page 68
11. Given that you had inventory write-offs of $9,000,000 during the nine months ended September 30, 2005, please tell us how you determined that your provision for obsolete inventory was sufficient as of December 31, 2005. Please also disclose your accounting policy for determining reserves for obsolete inventory.
12. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use the LIFO method for in the US, and tell us separately for each country why you do not use the LIFO method for your inventories in that country. If you are permitted to use the LIFO method in that country, please tell us why your selective use of LIFO for similar types of inventories is appropriate.
13. Under Risk factors you disclosed that you have experienced difficulty in securing supply of certain raw materials. You also disclosed that certain vendors have proportionately reduced the amount of raw material supplied to you in comparison to historical levels. Please disclose the effect on net earnings (loss) of any liquidation of LIFO inventory layers in accordance with SAB Topic 11:
F and the AICPA`s Issues Paper on LIFO Inventory Liquidations.






Intangibles, page 68
14. You disclosed that you amortize customer intangibles using an accelerated method. Please disclose which accelerated method was used for amortizing customer intangibles.

Revenue Recognition, page 69
15. You disclosed that you recognize revenue from the sale of products at the time that ownership and all risks of loss have been transferred to the buyer, which is generally upon shipment.
Please
disclose the circumstances under which you recognize revenue other than when a product is shipped to customers. Please also disclose any significant estimates used to recognize revenue under these circumstances, your historical experience in estimating sales under these circumstances and the related revenue recognition accounting policy in these instances. Please refer to SAB Topic 13:A for guidance.
16. Under Business you disclose various services that you offer customers. Please disclose how you recognize revenue for each of your services. See also SAB Topic 13:A. Please also tell us more about your sales and services contracts with your customers including whether any of your contracts are for multiple services. To the extent that you have any multiple service contracts, please tell us what considerations you have given to EITF 00-21 in recognizing revenue.
17. In your critical accounting policies you disclosed that contract billings are reviewed as part of the revenue recognition process to align the periodic billings with services performed. Please disclose your revenue recognition policy for contract billings in the notes to the financial statements. In doing so, please also disclose whether or not you assume a profit component related to unapproved change orders.
18. Please disclose your accounting policy for establishing reserves for product returns, and billing and price adjustments. See SFAS 48.

Note 4 - Acquisitions and Divestitures, page 70
19. Paragraph 16 of APB 18 specifies that the equity accounting method best reflects the underlying nature of investments in joint ventures. Please tell us the factors that lead you to conclude that you exercise control over the joint venture with Katayama Nalco and that consolidation of this joint venture in your financial statements is appropriate. Please also tell us the amount of revenues of Katayama Nalco in 2004 and 2005 and the total assets, debt and shareholders` equity of Katayama Nalco at December 31, 2005 and December 31, 2004.

Note 13 - Leases, page 82
20. Please disclose the reasons for the difference between the rent
expense incurred over the last year and the annual minimum lease payments due over the next five years. Please also disclose the information regarding your operating leases required by paragraphs
16(c) and (d) of SFAS 13.   Please also tell us if minimum lease
payments that are adjusted based on an index, such as the consumer price index, are computed based on the index that existed at the inception of the lease. Please refer to paragraph 5(n) of SFAS 13, as amended by SFAS 29, for guidance.

Note 21 - Summary of Other Income (Expense), page 94
21. Given that the Suez management fees, sponsor monitoring fees, the sponsor monitoring agreement termination fee and the loss on sale of your South African subsidiary appear to be operating expenses, please tell us why these expenses were not included in operating income. Please refer to Rule 5-03 of Regulation S-X and paragraph 45 of SFAS
144.

Note 23 - Related Party Transactions, page 95
22. Please describe the nature and the business purpose of the receivable transaction with the former shareholder. Please also disclose the terms of the receivable due from the former shareholder, including the due dates of the receivable, the amounts due, the manner of settlement and a description and the amount of any collateral. Please refer to paragraph 2 of SFAS 57.
23. Please tell us why the receivable due from the shareholder decreased $14,000,000 from $87,200,000 in 2004 to $73,200,000 in
2005
and $30,100,000 from $117,300,000 in 2003 to $87,200,000 in 2004.
Please also tell us where the decrease in the receivable from the former shareholder is classified in the statement of cash flows. Please refer to Rule 4-08 of Regulation S-X which requires the disclosure of material amounts with related parties on the face of the statements of cash flows.











Note 24 - Segment Information, page 96
24. Please provide the enterprise-wide product-line disclosures for each group of similar products and services as required by paragraph
37 of SFAS 131. Enterprise-wide disclosures are appropriate under paragraph 101 of SFAS 131 for all enterprises that offer a range of products and services. This disclosure should include revenues from principal groups of products and services, such as those described under Business on pages 5 through 13.
25. You disclosed that no sales from a single foreign country were material in relation to total sales. However, sales in other countries represent 55% of total revenues. In Management`s Discussion and Analysis on page 38, you disclosed that you generated strong results in China, India, Brazil and Russia. In addition, under Business Strategy on page 4, you disclosed that you have focused sales efforts on the high-growth China market, which has resulted in over 25% annual growth in sales since 1999. Please tell us in sufficient detail why you believe the disclosure of sales and long-lived assets data, and sales trends in foreign countries required by paragraph 38 of SFAS 131 is not material. Please also provide us with annual sales data in your top five foreign markets over the last three years.
26. Please disclose the type of expenses included in administrative expenses for each period presented, so that readers will better understand the types of amounts not allocated to your segments. Please refer to paragraph 32 of SFAS 131.

Item 9A.  Controls and Procedures, page 100
27. You state that your disclosure controls and procedures were adequate and designed to ensure that material information material to the Company and its consolidated subsidiaries would be made known to the chief executive officer and chief financial officer by others within your entities to allow timely decisions regarding required disclosures. Please revise to disclose without qualification whether your disclosure controls and procedures are effective or not effective.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker

Branch
Chief

Bradley J. Bell
Nalco Finance Holdings LLC
April 4, 2006
Page 1 of 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE